U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

NAME OF REGISTRANT: Select Interior Concepts, Inc.

NAME OF PERSON RELYING ON EXEMPTION: ADW Capital Partners, LLC

ADDRESS OF PERSON RELYING ON EXEMPTION: 1133 Broadway, Suite 719, New York, New York 10010

WRITTEN MATERIALS: The following written materials are attached:Exhibit 1: Press Release, dated May 6, 2019, issued by ADW Capital Partners, L.P. titled “ADW Capital Issues Significant Update on Select Interior Concepts’ Board of Directors and Management Team’s Intransigence / Failure to Create Shareholder Value”

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.